Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2023 Financial Results

NANJING, China, August 17, 2023 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Highlights for the Second Quarter of 2023

•	Net revenues in the second quarter of 2023 increased by 170.5% year-over-year to RMB100.0 million (US$13.8 million1).

•	Revenues from package tours in the second quarter of 2023 increased by 632.3% year-over-year to RMB69.8 million (US$9.6 million).

•	Gross profit in the second quarter of 2023 increased by 296.0% year-over-year to RMB65.4 million (US$9.0 million).

•	Income from operations in the second quarter of 2023 was RMB6.8 million (US$0.9 million), compared to a loss from operations of RMB122.9 million in the second quarter of 2022. Non-GAAP[2] income from operations in the second quarter of 2023 was RMB12.1 million (US$1.7 million), compared to a Non-GAAP loss from operations of RMB38.9 million in the second quarter of 2022.

•	Net income in the second quarter of 2023 was RMB221.0 thousand (US$30.0 thousand), compared to a net loss of RMB128.5 million in the second quarter of 2022. Non-GAAP net income in the second quarter of 2023 was RMB5.6 million (US$0.8 million), compared to a Non-GAAP net loss of RMB44.6 million in the second quarter of 2022.

"We are encouraged to report a strong performance for the second quarter of 2023, with our net revenues growing by 170.5% year-over-year, and revenues from packaged tours increasing by 632.3% year-over-year. We have achieved our first quarterly operating profit since Tuniu’s listing and our first quarterly net income since the pandemic outbreak." said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "This demonstrates that as the external environment improves, we have effective strategies in place across our products, services and technology to strengthen Tuniu’s operational and financial performance. We will continue to leverage Tuniu’s core advantages in both the upstream and downstream segments of our industry chain, differentiating ourselves in the market as we continue to create value for our customers and shareholders."

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.2513 on June 30, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Second Quarter 2023 Results

Net revenues were RMB100.0 million (US$13.8 million) in the second quarter of 2023, representing a year-over-year increase of 170.5% from the corresponding period in 2022. The increase was primarily due to the growth of packaged tours as the travel market recovers.

•	Revenues from packaged tours were RMB69.8 million (US$9.6 million) in the second quarter of 2023, representing a year-over-year increase of 632.3% from the corresponding period in 2022. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB30.2 million (US$4.2 million) in the second quarter of 2023, representing a year-over-year increase of 10.0% from the corresponding period in 2022. The increase was primarily due to the increase in service fees received from insurance companies.

Cost of revenues was RMB34.5 million (US$4.8 million) in the second quarter of 2023, representing a year-over-year increase of 69.0% from the corresponding period in 2022. As a percentage of net revenues, cost of revenues was 34.6% in the second quarter of 2023, compared to 55.3% in the corresponding period in 2022.

Gross profit was RMB65.4 million (US$9.0 million) in the second quarter of 2023, representing a year-over-year increase of 296.0% from the corresponding period in 2022.

Operating expenses were RMB58.6 million (US$8.1 million) in the second quarter of 2023, representing a year-over-year decrease of 57.9% from the corresponding period in 2022. The decrease was primarily due to the fact that the Company did not incur gain on disposals of subsidiaries and impairment of goodwill in the second quarter of 2023. Gain on disposals of subsidiaries, which was recorded in other operating income, in the amount of RMB32.8 million and impairment of goodwill in the amount of RMB112.1 million were incurred as operating expenses in the second quarter of 2022.

•	Research and product development expenses were RMB13.8 million (US$1.9 million) in the second quarter of 2023, representing a year-over-year decrease of 1.0%. The decrease was primarily due to the decrease in amortization of acquired intangible assets.

•	Sales and marketing expenses were RMB24.9 million (US$3.4 million) in the second quarter of 2023, representing a year-over-year increase of 1.8%. The increase was primarily due to the increase in promotion expenses.

•	General and administrative expenses were RMB21.7 million (US$3.0 million) in the second quarter of 2023, representing a year-over-year decrease of 9.0%. The decrease was primarily due to the decrease in general and administrative personnel related expenses.

Income from operations was RMB6.8 million (US$0.9 million) in the second quarter of 2023, compared to a loss from operations of RMB122.9 million in the second quarter of 2022. Non-GAAP income from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, was RMB12.1 million (US$1.7 million) in the second quarter of 2023.

Net income was RMB221.0 thousand (US$30.0 thousand) in the second quarter of 2023, compared to a net loss of RMB128.5 million in the second quarter of 2022. Non-GAAP net income, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, was RMB5.6 million (US$0.8 million) in the second quarter of 2023.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB0.7 million (US$0.1 million) in the second quarter of 2023, compared to a net loss attributable to ordinary shareholders of Tuniu Corporation of RMB126.5 million in the second quarter of 2022. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, was RMB6.0 million (US$0.8 million) in the second quarter of 2023.

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.1 billion (US$155.5 million).

Business Outlook

For the third quarter of 2023, Tuniu expects to generate RMB163.5 million to RMB171.3 million of net revenues, which represents a 110% to 120% increase year-over-year compared with net revenues in the corresponding period in 2022. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 17, 2023, (8:00 pm, Beijing/Hong Kong Time, on August 17, 2023) to discuss the second quarter 2023 financial results.

To participate in the conference call, please dial the following numbers:

US	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 2Q 2023 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through August 24, 2023. The dial-in details are as follows:

US	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 6774303

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income/(loss) from operations, net income/(loss), net income/(loss) attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	153,835	309,153	42,634
Restricted cash	44,052	31,335	4,321
Short-term investments	724,413	787,348	108,580
Accounts receivable, net	33,644	77,746	10,722
Amounts due from related parties	1,030	2,855	394
Prepayments and other current assets	242,994	222,491	30,683
Total current assets	1,199,968	1,430,928	197,334

Non-current assets
Long-term investments	230,562	230,827	31,832
Property and equipment, net	85,182	79,225	10,926
Intangible assets, net	30,672	28,767	3,967
Land use right, net	92,590	91,559	12,627
Operating lease right-of-use assets, net	33,204	14,905	2,055
Goodwill	114,661	114,661	15,812
Other non-current assets	91,091	73,596	10,149
Total non-current assets	677,962	633,540	87,368
Total assets	1,877,930	2,064,468	284,702

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	7,517	7,215	995
Accounts and notes payable	261,873	328,760	45,338
Amounts due to related parties	4,710	5,522	762
Salary and welfare payable	26,507	24,314	3,353
Taxes payable	4,047	1,737	240
Advances from customers	98,899	247,473	34,128
Operating lease liabilities, current	12,439	2,667	368
Accrued expenses and other current liabilities	358,312	349,899	48,252
Total current liabilities	774,304	967,587	133,436

Non-current liabilities
Operating lease liabilities, non-current	26,482	10,014	1,381
Deferred tax liabilities	6,839	6,433	887
Long-term borrowings	11,959	10,941	1,509
Total non-current liabilities	45,280	27,388	3,777
Total liabilities	819,584	994,975	137,213

Redeemable noncontrolling interests	27,200	27,200	3,751

Equity
Ordinary shares	249	249	34
Less: Treasury stock	(288,600)	(287,548)	(39,655)
Additional paid-in capital	9,125,655	9,129,654	1,259,037
Accumulated other comprehensive income	298,981	312,677	43,120
Accumulated deficit	(8,028,261)	(8,034,620)	(1,108,025)
Total Tuniu Corporation shareholders’ equity	1,108,024	1,120,412	154,511
Noncontrolling interests	(76,878)	(78,119)	(10,773)
Total equity	1,031,146	1,042,293	143,738
Total liabilities, redeemable noncontrolling interests and equity	1,877,930	2,064,468	284,702

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$
Revenues
Packaged tours	9,531	40,130	69,793	9,625
Others	27,426	23,051	30,159	4,159
Net revenues	36,957	63,181	99,952	13,784
Cost of revenues	(20,440)	(24,301)	(34,547)	(4,764)
Gross profit	16,517	38,880	65,405	9,020

Operating expenses
Research and product development	(13,963)	(14,328)	(13,820)	(1,906)
Sales and marketing	(24,474)	(19,987)	(24,906)	(3,435)
General and administrative	(23,888)	(22,319)	(21,741)	(2,998)
Impairment of goodwill	(112,102)	-	-	-
Other operating income	35,059	762	1,841	254
Total operating expenses	(139,368)	(55,872)	(58,626)	(8,085)
(Loss)/income from operations	(122,851)	(16,992)	6,779	935
Other income/(expenses)
Interest and investment income, net	5,206	6,321	7,122	982
Interest Expense	(582)	(1,149)	(218)	(30)
Foreign exchange (losses)/gains, net	(11,424)	3,514	(15,152)	(2,090)
Other income, net	302	1,101	1,820	251
(Loss)/income before income tax expense	(129,349)	(7,205)	351	48
Income taxes benefit/(expense)	21	203	(783)	(108)
Equity in income/(loss) of affiliates	790	(469)	653	90
Net (loss)/income	(128,538)	(7,471)	221	30
Net loss attributable to noncontrolling interests	(2,019)	(454)	(437)	(60)
Net (loss)/income attributable to ordinary shareholders of Tuniu Corporation	(126,519)	(7,017)	658	90

Net (loss)/income	(128,538)	(7,471)	221	30
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	17,277	(4,040)	17,736	2,446
Comprehensive (loss)/income	(111,261)	(11,511)	17,957	2,476

Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.34)	(0.02)	-	-
Net (loss)/income per ADS - basic and diluted*	(1.02)	(0.06)	-	-

Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,112,997	371,394,686	371,418,638	371,418,638
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,112,997	371,394,686	376,427,714	376,427,714

Share-based compensation expenses included are as follows：
Cost of revenues	291	18	54	7
Research and product development	299	18	54	7
Sales and marketing	448	(16)	28	4
General and administrative	1,639	758	4,383	604
Total	2,677	778	4,519	622

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended June 30, 2023
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	Result
Income from operations	6,779	4,519	828	-	-	12,126

Net income	221	4,519	828	-	-	5,568

Net income attributable to ordinary shareholders of Tuniu Corporation	658	4,519	828	-	-	6,005

	Quarter Ended March 31, 2023
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	Result
Loss from operations	(16,992)	778	828	-	-	(15,386)

Net loss	(7,471)	778	828	-	-	(5,865)

Net loss attributable to ordinary shareholders of Tuniu Corporation	(7,017)	778	828	-	-	(5,411)

	Quarter Ended June 30, 2022
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	Result
Loss from operations	(122,851)	2,677	1,939	(32,786)	112,102	(38,919)

Net loss	(128,538)	2,677	1,939	(32,786)	112,102	(44,606)

Net loss attributable to ordinary shareholders of Tuniu Corporation	(126,519)	2,677	1,939	(32,786)	112,102	(42,587)